Exhibit 99.1

2016 FIRST QUARTER RESULTS

CNH INDUSTRIAL 2016 FIRST QUARTER REVENUES OF $5.4 BILLION AND OPERATING PROFIT OF INDUSTRIAL ACTIVITIES OF $178 MILLION; IMPROVED PROFITABILITY IN THREE OUT OF FOUR INDUSTRIAL SEGMENTS

Financial results presented under U.S. GAAP (1) (2)

•	Continued demand strength in Commercial Vehicles segment (+18% in Europe) buffered impact from challenging trading conditions in Agricultural Equipment business

•	Industrial Activities operating margin of 3.5%, with year-over-year operating profit and margin improvements achieved in Commercial Vehicles, Construction Equipment and Powertrain businesses

•	Agricultural Equipment operating margin at 4.2% despite significant underproduction in NAFTA row crop sector

•	Net industrial debt of $2.5 billion, with industrial operations cash flow improved by $375 million as compared to Q1 2015

•	Full year guidance reaffirmed

Summary of Results under U.S. GAAP ($ million except EPS)
			1st Quarter
	2016	2015	Change
Revenues	5,372	5,960	-9.9%
Net income (loss)	(513)	23	-536
Adjusted net income (2)	1	33	-32
Basic EPS ($)	(0.38)	0.02	-0.40
Diluted EPS ($)	(0.38)	0.02	-0.40
Adjusted diluted EPS (2) ($)	0.00	0.02	-0.02

London (UK) – (April 29, 2016) CNH Industrial N.V. (NYSE:CNHI / MI:CNHI) today announced consolidated revenues of $5,372 million for the first quarter 2016, down 5.7% compared to the first quarter 2015 on a constant currency basis (down 9.9% on a reported basis). Net sales of Industrial Activities were $5,076 million in Q1 2016, down 5.7% compared to the same period in 2015 on a constant currency basis (down 9.8% on a reported basis). Operating profit of Industrial Activities was $178 million for the first quarter, a $45 million decrease compared to the same period in 2015, with an operating margin of 3.5%, down 0.5 p.p. compared to the first quarter 2015. “Given market conditions, we are pleased with the performance of our operating segments this quarter,” said Richard Tobin, Chief Executive Officer of CNH Industrial. “While we continue to navigate challenging trading conditions in the agricultural equipment industry, we are encouraged by the improved operating profits and margins in our other industrial segments compared to last year.”

Net loss was $513 million for the quarter, or -$0.38 per share, after recording the previously announced exceptional non-tax deductible charge of $502 million related to the investigation of the Company’s wholly-owned subsidiary, Iveco S.p.A., and its competitors by the European Commission for certain alleged anticompetitive practices and related matters. Adjusted net income, which excludes this exceptional charge and restructuring expenses, was $1 million for the quarter.

(1)

CNH Industrial reports quarterly and annual consolidated financial results under U.S. GAAP and EU-IFRS. The tables and discussion related to the financial results of the Company and its segments shown in this press release are prepared in accordance with U.S. GAAP. Financial results under EU-IFRS are shown in specific tables at the end of this press release.

(2)	Refer to the Non-GAAP Financial Information section of this press release for information regarding Non-GAAP financial measures.

CNH Industrial N.V. Corporate Office: 25 St James’s Street London, SW1A 1HA United Kingdom

2016 FIRST QUARTER RESULTS

Given the losses in certain jurisdictions and the inability to book the related tax benefit, the Company recorded a tax charge in excess of its long-term objective of between 34% to 36%.

Net industrial debt of $2.5 billion at March 31, 2016, was $0.9 billion higher than at December 31, 2015, including a $0.2 billion negative foreign exchange translation impact. Net industrial cash flow was a net outflow of $0.6 billion in the first quarter 2016, a $0.4 billion improvement over the same period last year. As of March 31, 2016, available liquidity was $8.2 billion, up $1.0 billion compared to March 31, 2015.

Segment Results

CNH INDUSTRIAL Revenues and Operating profit by Segment under U.S. GAAP – 1st Quarter ($ million)

			Revenues		Operating profit (loss) (1)

2016	2015	% change	% change excl. FX		2016 Profit	2015 Profit	$ change	2016 Margin	2015 Margin

2,124	2,577	-17.6	-13.6	Agricultural Equipment	90	204	-114	4.2%	7.9%

536	602	-11.0	-8.1	Construction Equipment	14	0	14	2.6%	0.0%

2,045	2,037	0.4	5.3	Commercial Vehicles	38	1	37	1.9%	0.0%

882	901	-2.1	0.8	Powertrain	53	36	17	6.0%	4.0%

(511)	(492)	-	-	Eliminations and other	(17)	(18)	1	-	-

5,076	5,625	-9.8	-5.7	Total Industrial Activities	178	223	-45	3.5%	4.0%

388	413	-6.1	-0.1	Financial Services	130	129	1	33.5%	31.2%

(92)	(78)	-	-	Eliminations and other	(76)	(68)	-8	-	-

5,372	5,960	-9.9	-5.7	Total	232	284	-52	4.3%	4.8%

(1)       Operating profit of Industrial Activities (a non-GAAP measure) is defined as net sales less cost of goods sold, selling, general and      administrative expenses, and research and development expenses. Operating profit of Financial Services (a non-GAAP measure) is defined      as revenues less selling, general and administrative expenses, interest expense and certain other operating expenses.

Agricultural Equipment’s net sales decreased 13.6% for the first quarter 2016 compared to the same period in 2015 on a constant currency basis, as a result of unfavorable industry volume and product mix in the row crop sector in NAFTA and the Brazilian market in LATAM. Net sales increased in EMEA and APAC, mainly driven by favorable volume in Australia.

Operating profit was $90 million for the first quarter ($204 million in the first quarter 2015). Operating margin decreased 3.7 p.p. to 4.2%, mainly due to unfavorable volume, industrial absorption and product mix in NAFTA and LATAM, partially offset by disciplined pricing and lower material costs.

Construction Equipment’s net sales decreased 8.1% for the first quarter 2016 compared to the same period in 2015 on a constant currency basis, due to negative volume and mix primarily in NAFTA and LATAM.

Operating profit was $14 million for the first quarter 2016, a $14 million increase compared to Q1 2015, with an operating margin of 2.6%. Construction Equipment’s operating profit increased as a result of improved margins in NAFTA and APAC more than offsetting the negative effects of challenging trading conditions in LATAM.

2016 FIRST QUARTER RESULTS

Commercial Vehicles’ net sales increased 5.3% for the first quarter 2016 compared to the same period in 2015 on a constant currency basis, primarily as a result of favorable truck volume in EMEA. In LATAM, net sales decreased 52.6% due to lower industry volumes in Brazil and Argentina. In APAC, net sales decreased, mainly for buses.

Operating profit was $38 million for the first quarter (operating margin of 1.9%). This represents a $37 million increase compared to Q1 2015, or a $49 million increase excluding the $12 million operating profit of our Venezuelan subsidiary recorded in Q1 2015 before the currency re-measurement in the second half of 2015. The increase was a result of improved volume and mix, positive pricing across all regions, and lower product costs. In EMEA, the increase was mainly due to favorable volume in trucks and buses. In LATAM, operating profit was flat as cost containment actions offset the effect of lower volumes due to market declines. In APAC, operating profit was positive due to truck pricing offsetting lower bus volumes.

Powertrain’s net sales increased slightly in the first quarter 2016 compared to the same period in 2015 on a constant currency basis. Sales to external customers accounted for 44% of total net sales (47% in Q1 2015).

Operating profit was $53 million for the first quarter, a $17 million increase compared to the first quarter 2015, with an operating margin of 6.0%, up 2.0 p.p. over the same period in 2015. The improvement was mainly due to positive product mix and industrial efficiencies.

Financial Services’ revenues totaled $388 million in the first quarter 2016, flat compared to the first quarter 2015 on a constant currency basis. In the first quarter 2016, retail loan originations (including unconsolidated joint ventures) were $1.9 billion, down $0.1 billion compared to the first quarter 2015 on a constant currency basis, primarily due to the decline in Agricultural Equipment sales. The managed portfolio (including unconsolidated joint ventures) of $24.9 billion as of March 31, 2016 (of which retail was 65% and wholesale 35%) was down $0.6 billion compared to December 31, 2015 on a constant currency basis, primarily in NAFTA and EMEA.

Net income was $87 million for the first quarter 2016, an increase of $2 million over the same period in 2015, with improved net interest margin more than offsetting slightly higher provision for credit losses and the negative impact of currency translation.

2016 Outlook

Trading conditions in Agricultural Equipment continue to remain challenging particularly in the row crop industry in NAFTA and in LATAM, while EMEA agricultural equipment markets are expected to be flat. The commercial vehicles industry is expected to increase between 5% and 10% in EMEA; trading conditions in LATAM are expected to remain challenging. CNH Industrial is confirming its 2016 guidance as follows:

•	Net sales of Industrial Activities between $23 billion and $24 billion, with an operating margin of Industrial Activities between 5.2% and 5.8%;

•	Net industrial debt at the end of 2016 between $1.5 billion and $1.8 billion, excluding any potential cash payment as a result of the European Commission investigation and related matters.

2016 FIRST QUARTER RESULTS

About CNH Industrial

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Additional Information

Today, at 3:30 p.m. CEST / 2:30 p.m. BST / 9:30 a.m. EDT, management will hold a conference call to present 2016 first quarter results to financial analysts and institutional investors. The call can be followed live online at: http://bit.ly/CNH_Industrial_Q1_2016 and a recording will be available later on the Company’s website (www.cnhindustrial.com). A presentation will be made available on the CNH Industrial website prior to the call.

Non-GAAP Financial Information

CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial believes that these non-GAAP financial measures provide useful and relevant information regarding its results and enhance the reader’s ability to assess CNH Industrial’s financial performance and financial position. They provide measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industries in which the Company operates. These financial measures may not be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position prepared in accordance with U.S. GAAP and/or EU-IFRS.

CNH Industrial non-GAAP financial measures are defined as follows:

•

Operating Profit under U.S. GAAP: Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses, and research and development expenses. Operating Profit of Financial Services is defined as revenues less selling, general and administrative expense, interest expenses and certain other operating expenses.

•

Trading Profit under EU-IFRS: Trading Profit is derived from financial information prepared in accordance with EU-IFRS and is defined as income before restructuring, gains/(losses) on disposal of investments and other unusual items, interest expense of Industrial Activities, income taxes, equity in income (loss) of unconsolidated subsidiaries and affiliates, non-controlling interests.

•

Operating Profit under EU-IFRS: Operating Profit under EU-IFRS is computed starting from Trading Profit under EU-IFRS plus/minus restructuring costs, other income (expenses) that are unusual in the ordinary course of business (such as gains and losses on the disposal of investments and other unusual items arising from infrequent external events or market conditions).

•	Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and exceptional items, after tax.

•

Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive.

•

Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt): CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

2016 FIRST QUARTER RESULTS

•	Working Capital: is defined as trade receivables and financing receivables related to sales, net, plus inventories, less trade payables, plus other assets (liabilities), net.

•

Constant Currency: CNH Industrial discusses the fluctuations in revenues and certain non-GAAP financial measures on a constant currency basis by applying the prior year exchange rates to current year’s values expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

Forward-looking statements

All statements other than statements of historical fact contained in this earning release including statements regarding our competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; the evolution of our contractual relations with Kobelco Construction Machinery Co., Ltd. and Sumitomo (S.H.I.) Construction Machinery Co., Ltd.; our pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further deterioration of the Eurozone sovereign debt crisis, other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2015, prepared in accordance with U.S. GAAP and in our EU Annual Report at December 31, 2015, prepared in accordance with EU-IFRS. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here.

Forward-looking statements speak only as of the date on which such statements are made. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which we operate, it is particularly difficult to forecast our results and any estimates or forecasts of particular periods that we provide in this earnings release are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our outlook is based upon assumptions relating to the factors described in the earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. We undertake no obligation to update or revise publicly our outlook or forward-looking statements. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).

2016 FIRST QUARTER RESULTS

All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Contacts

Media Inquiries	Investor Relations

United Kingdom

Richard Gadeselli	Federico Donati
Tel: +44 207 7660 346	Tel: +44 207 7660 386

Laura Overall	Noah Weiss
Tel: +44 207 7660 346	Tel: +1 630 887 3745

Italy

Francesco Polsinelli
Tel: +39 335 1776091

Cristina Formica
Tel: +39 011 0062464

e-mail: mediarelations@cnhind.com
www.cnhindustrial.com

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Operations

For The Three Months Ended March 31, 2016 and 2015

(Unaudited)

(U.S. GAAP)

	Three Months Ended March 31,
($ million)	2016	2015
Revenues
Net sales	5,076	5,625
Finance and interest income	296	335
TOTAL REVENUES	5,372	5,960
Costs and Expenses
Cost of goods sold	4,238	4,716
Selling, general and administrative expenses	546	567
Research and development expenses	183	190
Restructuring expenses	15	12
Interest expense	230	284
Other, net (1)	630	100
TOTAL COSTS AND EXPENSES	5,842	5,869
INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	(470)	91
Income taxes (2)	40	77
Equity in income of unconsolidated subsidiaries and affiliates	(3)	9
NET INCOME (LOSS)	(513)	23
Net income (loss) attributable to noncontrolling interests	(1)	1
NET INCOME (LOSS) ATTRIBUTABLE TO CNH INDUSTRIAL N.V.	(512)	22

(in $)
Earnings per share attributable to common shareholders
Basic	(0.38)	0.02
Diluted	(0.38)	0.02

Notes:

(1)

In the first quarter of 2016, Other, net includes the exceptional non-tax deductible charge of $502 million related to the investigation by the European Commission in relation to certain alleged anticompetitive practices and related matters.

(2)

Excluding the impact of the exceptional non-tax deductible charge and the impact of the inability to record deferred tax assets on losses in certain jurisdictions, primarily Brazil, the ETR for the first quarter of 2016 was 50%, in line with the comparable rate of Q1 2015.

These Condensed Consolidated Statements of Operations should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2015 included in the Annual Report on Form 20-F. These Condensed Consolidated Statements of Operations represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Balance Sheets

As of March 31, 2016 and December 31, 2015

(Unaudited)

(U.S. GAAP)

($ million)	March 31, 2016	December 31, 2015 (1)
ASSETS
Cash and cash equivalents	4,311	5,384
Restricted cash	831	927
Trade receivables, net	642	580
Financing receivables, net	18,820	19,001
Inventories, net	6,630	5,690
Property, plant and equipment, net	6,591	6,481
Investments in unconsolidated subsidiaries and affiliates	502	527
Equipment under operating leases	1,874	1,835
Goodwill	2,461	2,447
Other intangible assets, net	807	810
Deferred tax assets	937	1,250
Derivative assets	182	211
Other assets	1,847	1,534
TOTAL ASSETS	46,435	46,677
LIABILITIES AND EQUITY
Debt	25,767	26,301
Trade payables	5,608	5,342
Deferred tax liabilities	80	334
Pension, postretirement and other postemployment benefits	2,298	2,282
Derivative liabilities	162	69
Other liabilities	8,139	7,488
Total Liabilities	42,054	41,816
Redeemable noncontrolling interest	19	18
Equity	4,362	4,843
TOTAL EQUITY AND LIABILITIES	46,435	46,677

Notes:

(1)	Certain amounts have been recast to conform to the current presentation of debt issuance costs in the balance sheet following the adoption of a new guidance effective January 1, 2016.

These Condensed Consolidated Balance Sheets should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2015 included in the Annual Report on Form 20-F. These Condensed Consolidated Balance Sheets represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Cash Flows

For The Three Months Ended March 31, 2016 and 2015

(Unaudited)

(U.S. GAAP)

	Three Months Ended March 31,
($ million)	2016	2015 (1)
Operating activities:
Net income (loss)	(513)	23
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	177	173
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	133	103
Loss from disposal of assets	1	3
Undistributed income of unconsolidated subsidiaries	42	19
Other non-cash items	55	47
Changes in operating assets and liabilities:
Provisions	357	(75)
Deferred income taxes	98	81
Trade and financing receivables related to sales, net	301	276
Inventories, net	(704)	(746)
Trade payables	126	7
Other assets and liabilities	(82)	(533)
NET CASH USED IN OPERATING ACTIVITIES	(9)	(622)
Investing activities:
Net collections of retail receivables	314	454
Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	2	-
Proceeds from the sale of assets previously under operating leases and assets sold under buy-back commitments	154	162
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(81)	(88)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(300)	(363)
Other	21	423
NET CASH PROVIDED BY INVESTING ACTIVITIES	110	588
Financing activities:
Net decrease in debt	(1,264)	(1,026)
Dividends paid	(2)	-
Other	(49)	2
NET CASH USED IN FINANCING ACTIVITIES	(1,315)	(1,024)
Effect of foreign exchange rate changes on cash and cash equivalents	141	(407)
DECREASE IN CASH AND CASH EQUIVALENTS	(1,073)	(1,465)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	5,384	5,163
CASH AND CASH EQUIVALENTS, END OF PERIOD	4,311	3,698

Notes:

(1)	Certain amounts have been recast to conform to the current presentation of debt issuance costs in the balance sheet following the adoption of a new guidance effective January 1, 2016.

These Condensed Consolidated Statements of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2015 included in the Annual Report on Form 20-F. These Condensed Consolidated Statements of Cash Flows represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Supplemental Statements of Operations

For The Three Months Ended March 31, 2016 and 2015

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services

	Three Months Ended March 31,		Three Months Ended March 31,

($ million)	2016	2015	2016	2015

Revenues

Net sales	5,076	5,625	-	-

Finance and interest income	31	71	388	413

TOTAL REVENUES	5,107	5,696	388	413

Costs and Expenses

Cost of goods sold	4,238	4,716	-	-

Selling, general and administrative expenses	477	496	69	71

Research and development expenses	183	190	-	-

Restructuring expenses	15	12	-	-

Interest expense	150	174	126	156

Interest compensation to Financial Services	76	71	-	-

Other, net	565	73	66	59

TOTAL COSTS AND EXPENSES	5,704	5,732	261	286

INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	(597)	(36)	127	127

Income taxes	(6)	30	46	47

Equity in income of unconsolidated subsidiaries and affiliates	(9)	4	6	5

Results from intersegment investments	87	85	-	-

NET INCOME (LOSS)	(513)	23	87	85

These Supplemental Statements of Operations are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Supplemental Balance Sheets

As of March 31, 2016 and December 31, 2015

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services

($ million)	March 31, 2016	December 31, 2015 (1)	March 31, 2016	December 31, 2015 (1)

ASSETS

Cash and cash equivalents	3,606	4,551	705	833

Restricted cash	15	15	816	912

Trade receivables, net	612	555	50	52

Financing receivables, net	1,829	2,162	19,489	19,974

Inventories, net	6,432	5,513	198	177

Property, plant and equipment, net	6,589	6,479	2	2

Investments in unconsolidated subsidiaries and affiliates	2,924	2,846	148	136

Equipment under operating leases	10	10	1,864	1,825

Goodwill	2,306	2,295	155	152

Other intangible assets, net	791	793	16	17

Deferred tax assets	1,092	1,087	173	163

Derivative assets	176	205	10	6

Other assets	1,573	1,271	470	490

TOTAL ASSETS	27,955	27,782	24,096	24,739

LIABILITY AND EQUITY

Debt	7,884	8,260	20,381	21,176

Trade payables	5,485	5,176	147	197

Deferred tax liabilities	77	60	332	274

Pension, postretirement and other postemployment benefits	2,272	2,263	26	19

Derivative liabilities	157	62	9	7

Other liabilities	7,699	7,100	632	611

Total Liabilities	23,574	22,921	21,527	22,284

Redeemable noncontrolling interest	19	18	-	-

Equity	4,362	4,843	2,569	2,455

TOTAL EQUITY AND LIABILITIES	27,955	27,782	24,096	24,739

Notes:

(1)	Certain amounts have been recast to conform to the current presentation of debt issuance costs in the balance sheet following the adoption of a new guidance effective January 1, 2016.

These Supplemental Balance Sheets are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Supplemental Statements of Cash Flows

For The Three Months Ended March 31, 2016 and 2015

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services

	Three Months Ended March 31,		Three Months Ended March 31,

($ million) Operating activities:	2016	2015 (1)	2016	2015 (1)

Net income (loss)	(513)	23	87	85

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	176	172	1	1

Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	72	56	61	47

Loss from disposal of assets	1	1	-	2

Undistributed income (loss) of unconsolidated subsidiaries	37	(25)	(7)	(6)

Other non-cash items	26	22	29	25

Changes in operating assets and liabilities:

Provisions	359	(77)	(2)	2

Deferred income taxes	39	38	59	43

Trade and financing receivables related to sales, net	(33)	178	341	115

Inventories, net	(684)	(738)	(20)	(8)

Trade payables	174	6	(55)	(16)

Other assets and liabilities	(134)	(491)	52	(42)

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(480)	(835)	546	248

Investing activities:

Net collections of retail receivables	-	-	314	454

Proceeds from the sale of assets, net of assets sold under operating leases and assets sold under buy-back commitments	2	-	-	-

Proceeds from the sale of assets previously under operating leases and assets sold under buy-back commitments	76	60	78	102

Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(80)	(88)	(1)	-

Expenditures for assets under operating leases and assets sold under buy-back commitments	(143)	(117)	(157)	(246)

Other	(38)	901	59	(418)

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(183)	756	293	(108)

Financing activities:

Net decrease in debt	(341)	(1,017)	(923)	(9)

Dividends paid	(2)	-	(75)	(35)

Other	(49)	2	-	(60)

NET CASH USED IN FINANCING ACTIVITIES	(392)	(1,015)	(998)	(104)

Effect of foreign exchange rate changes on cash and cash equivalents	111	(298)	30	(109)

DECREASE IN CASH AND CASH EQUIVALENTS	(944)	(1,392)	(129)	(73)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	4,551	4,122	833	1,041

CASH AND CASH EQUIVALENTS, END OF PERIOD	3,607	2,730	704	968

Notes:

(1)	Certain amounts have been recast to conform to the current presentation of debt issuance costs in the balance sheet following the adoption of a new guidance effective January 1, 2016.

These Supplemental Statements of Cash Flows are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL Reconciliation of Operating Profit (loss) to Net Income (loss) under U.S. GAAP ($ million)

		1st Quarter
	2016	2015
Total Operating Profit	232	284
Restructuring expenses	15	12
Interest expenses of Industrial Activities, net of interest income and eliminations	119	106
Other, net	(568)	(75)
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	(470)	91
Income taxes	40	77
Equity in income of unconsolidated subsidiaries and affiliates	(3)	9
Net income (loss)	(513)	23

CNH INDUSTRIAL
Net debt under U.S. GAAP ($ million)
	March 31, 2016	December 31, 2015 (1)
Total debt (2)	(25,767)	(26,301)
- Asset-backed financing	(11,970)	(12,999)
- Other debt	(13,797)	(13,302)
Derivative hedging debt	28	27
Cash and cash equivalents	4,311	5,384
Restricted cash	831	927
Net debt (3)	(20,597)	(19,963)
Of which: Industrial Activities	(2,470)	(1,578)
Financial Services	(18,127)	(18,385)

Cash, cash equivalents and restricted cash	5,142	6,311
Undrawn committed facilities	3,019	2,995
Available liquidity	8,161	9,306

(1)      Debt amounts have been recast to conform to the current presentation of debt issuance costs in the balance sheet following the adoption of a new guidance effective January 1,   2016. The impact was $87 million on consolidated Net debt, of which $44 million related to Industrial Activities and $43 million related to Financial Services.

(2)      Inclusive of adjustments to fair value hedges.

(3)      Net debt is a non-GAAP measure. Refer to Non-GAAP Financial information section of this press release for information regarding non-GAAP financial measures.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL Change in Net Industrial Debt under U.S. GAAP ($ million)

	1st Quarter
	2016	2015 (1)
Net industrial (debt)/cash at beginning of period	(1,578) (1)	(2,628)
Net income (loss)	(513)	23
Amortization and depreciation (2)	177	172
Changes in provisions and similar (3)	464	(55)
Change in working capital	(673)	(1,040)
Investments in property, plant and equipment, and intangible assets (2)	(80)	(88)
Other changes	3	(9)
Net industrial cash flow	(622)	(997)
Capital increases and dividends	(7)	2
Currency translation differences and other	(263)	625
Change in Net industrial debt	(892)	(370)
Net industrial (debt)/cash at end of period	(2,470)	(2,998)

(1)  Certain amounts have been recast to conform to the current presentation of debt issuance costs in the balance sheet following the adoption of a new guidance effective January 1, 2016.

(2)  Excluding assets sold under buy-back commitments and assets under operating leases.

(3)  This item also includes changes in items related to assets sold under buy-back commitments, and assets under operating leases.

CNH INDUSTRIAL Adjusted net income (loss) and Adjusted diluted EPS under U.S.GAAP ($ million, except per share data)

	Three Months Ended March 31,
	2016	2015
Net income (loss)	(513)	23
Restructuring expenses, net of tax	12	10
Other exceptional items, net of tax	502	-
Adjusted net income	1	33
Adjusted net income attributable to CNH Industrial N.V.	2	32
Weighted average shares outstanding – diluted (million)	1,364	1,362
Adjusted diluted EPS ($)	0.00	0.02

CNH INDUSTRIAL Industrial Activities Cash Provided (Used) by Working Capital under U.S. GAAP ($ million)

	Balance as of March 31, 2016	Balance as of December 31, 2015 (1)	Differences	Of which: effect of Foreign Currency Translation and Non- Cash Transactions	Cash Provided (Used) by Working Capital
Trade and financing receivables related to sales, net	649	599	(50)	(17)	(33)
Inventories, net	6,432	5,513	(919)	(230)	(689)
Trade payables	(5,485)	(5,176)	309	136	173
Other assets and liabilities, net	(236)	(416)	(180)	(56)	(124)
Working capital (2)	1,360	520	(840)	(167)	(673)

(1)  Certain amounts have been recast to conform to the current presentation of debt issuance costs in the balance sheet following the adoption of a new guidance effective January 1, 2016.

(2)  This item is a non-GAAP measure. Refer to the NON-GAAP Financial Information section of this press release for information regarding non GAAP financial measures.

CNH INDUSTRIAL N.V.

Condensed Consolidated Income Statement

For The Three Months Ended March 31, 2016 and 2015

(Unaudited)

(EU-IFRS)

	Three Months Ended March 31,

($ million)	2016	2015

Net revenues	5,475	6,067

Cost of sales	4,536	5,047

Selling, general and administrative costs	514	539

Research and development costs	225	203

Other income/(expenses)	(16)	(11)

TRADING PROFIT/(LOSS)	184	267

Gains/(losses) on the disposal of investments	-	-

Restructuring costs	15	9

Other unusual income/(expenses) (1)	(504)	-

OPERATING PROFIT/(LOSS)	(335)	258

Financial income/(expenses)	(156)	(155)

Result from investments:	(2)	10

Share of the profit/(loss) of investees accounted for using the equity method	(2)	12

Other income/(expenses) from investments	-	(2)

PROFIT/(LOSS) BEFORE TAXES	(493)	113

Income taxes	37	83

PROFIT/(LOSS) FROM CONTINUING OPERATIONS	(530)	30

PROFIT/(LOSS) FOR THE PERIOD	(530)	30

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:

Owners of the parent	(529)	28

Non-controlling interests	(1)	2

(in $)

BASIC EARNINGS/(LOSS) PER COMMON SHARE	(0.39)	0.02

DILUTED EARNINGS/(LOSS) PER COMMON SHARE	(0.39)	0.02

Notes:

(1)

In the first quarter of 2016, Other unusual income/(expenses) include the exceptional non-tax deductible charge of $502 million related to the investigation by the European Commission in relation to certain alleged anticompetitive practices and related matters.

This Condensed Consolidated Income Statement should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2015 included in the EU Annual Report. This Condensed Consolidated Income Statement represents the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Financial Position

As of March 31, 2016 and December 31, 2015

(Unaudited)

(EU-IFRS)

($ million)	March 31, 2016	December 31, 2015

ASSETS

Intangible assets	5,747	5,680

Property, plant and equipment	6,483	6,371

Investments and other financial assets:	576	601

Investments accounted for using the equity method	531	560

Other investments and financial assets	45	41

Leased assets	1,874	1,835

Defined benefit plan assets	7	6

Deferred tax assets	1,015	1,256

Total Non-current assets	15,702	15,749

Inventories	6,739	5,800

Trade receivables	642	580

Receivables from financing activities	18,820	19,001

Current tax receivables	457	371

Other current assets	1,237	1,017

Current financial assets:	234	265

Current securities	52	54

Other financial assets	182	211

Cash and cash equivalents	5,142	6,311

Total Current assets	33,271	33,345

Assets held for sale	22	23

TOTAL ASSETS	48,995	49,117

EQUITY AND LIABILITIES

Issued capital and reserves attributable to owners of the parent	6,774	7,170

Non-controlling interests	19	47

Total Equity	6,793	7,217

Provisions:	6,055	5,589

Employee benefits	2,427	2,494

Other provisions	3,628	3,095

Debt:	25,875	26,458

Asset-backed financing	11,970	12,999

Other debt	13,905	13,459

Other financial liabilities	162	69

Trade payables	5,608	5,342

Current tax payables	138	126

Deferred tax liabilities	222	409

Other current liabilities	4,142	3,907

Liabilities held for sale	-	-

Total Liabilities	42,202	41,900

TOTAL EQUITY AND LIABILITIES	48,995	49,117

This Condensed Consolidated Statement of Financial Position should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2015 included in the EU Annual Report. This Condensed Consolidated Statement of Financial Position represents the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Cash Flows

For The Three Months Ended March 31, 2016 and 2015

(Unaudited)

(EU-IFRS)

	Three Months Ended March 31,

($ million)	2016	2015

A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6,311	6,141

B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:

Profit/(loss) for the period	(530)	30

Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)	295	280

Loss on disposal of non-current assets (net of vehicles sold under buy-back commitments)	-	1

Other non-cash items	43	27

Dividends received	39	29

Change in provisions	311	(185)

Change in deferred income taxes	100	64

Change in items due to buy-back commitments (1)	40	(153)

Change in operating lease items (2)	(36)	(110)

Change in working capital	(761)	(653)

TOTAL	(499)	(670)

C) CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES:

Investments in:

Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)	(161)	(185)

Consolidated subsidiaries and other equity investments	5	(5)

Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)	2	-

Net change in receivables from financing activities	666	571

Change in current securities	2	(1)

Other changes	(109)	262

TOTAL	405	642

D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:

Bonds issued	500	-

Repayment of bonds	(263)	(1,126)

Issuance of other medium-term borrowings (net of repayment)	(98)	157

Net change in other financial payables and other financial assets/liabilities	(1,322)	(201)

Capital increase	-	2

Dividends paid	(2)	-

Purchase of treasury shares	(5)	-

Purchase of ownership interests in subsidiaries	(44)	-

TOTAL	(1,234)	(1,168)

Translation exchange differences	159	(430)

E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(1,169)	(1,626)

F) CASH AND CASH EQUIVALENTS AT END OF PERIOD	5,142	4,515

(1)

Cash flows generated by the sale of vehicles under buy-back commitments, net of the amounts included in Profit/(loss) for the period, are included under operating activities in a single line item which includes changes in working capital, capital expenditures, depreciation and impairment losses. This item also includes gains and losses arising from the sales of vehicles transferred under buy-back commitments that occur before the end of the agreement term without repossession of the vehicle.

(2)

Cash flows generated during the period by operating lease arrangements are included in operating activities in a single line item which includes capital expenditures, depreciation, impairment losses and changes in inventories.

These Condensed Consolidated Statement of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2015 included in the EU Annual Report. This Condensed Consolidated Statement of Cash Flows represents the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL Revenues and Trading profit/(loss) by Segment under EU-IFRS – 1st Quarter ($ million)

Net revenues				Trading profit/(loss)
2016	2015	% change		2016	2015	Change
2,124	2,577	-17.6	Agricultural Equipment	19	157	-138
536	602	-11.0	Construction Equipment	(6)	(4)	-2
2,097	2,091	0.3	Commercial Vehicles	15	(22)	37
884	904	-2.2	Powertrain	46	28	18
(511)	(492)	-	Eliminations and other	(17)	(19)	2
5,130	5,682	-9.7	Total of Industrial Activities	57	140	-83
455	494	-7.9	Financial Services	127	127	0
(110)	(109)	-	Eliminations and other	-	-	-
5,475	6,067	-9.8	Total	184	267	-83

CNH INDUSTRIAL Key Balance Sheet data under EU-IFRS ($ million)

	March 31, 2016	December 31, 2015
Total Assets	48,995	49,117
Total Equity	6,793	7,217
Equity attributable to CNH Industrial N.V.	6,774	7,170
Net debt	(20,661)	(19,951)
Of which Net industrial debt	(2,499)	(1,570)

CNH INDUSTRIAL Net income reconciliation – 1st Quarter ($ million)

	2016	2015
Net income (loss) in accordance with U.S. GAAP	(513)	23
Adjustments to conform with EU-IFRS:
Development costs	(40)	(10)
Goodwill and other intangible assets	2	2
Defined benefit plans	12	11
Restructuring provisions	-	3
Other adjustments	6	7
Tax impact on adjustments	10	(8)
Deferred tax assets and tax contingencies recognition	(7)	2
Total adjustments	(17)	7
Profit (loss) in accordance with EU-IFRS	(530)	30

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL Total Equity reconciliation ($ million)

	March 31, 2016	December 31, 2015
Total Equity under U.S. GAAP	4,362	4,843
Adjustments to conform with EU-IFRS:
Development costs, net of amortization	2,591	2,536
Goodwill and other intangible assets	(112)	(113)
Defined benefit plans	(9)	-
Restructuring provisions	(5)	(5)
Other adjustments	1	2
Tax impact on adjustments	(732)	(729)
Deferred tax assets and tax contingencies recognition	697	683
Total adjustments	2,431	2,374
Total Equity under EU-IFRS	6,793	7,217

Translation of financial statements denominated in a currency other than the U.S. dollar

The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	1st Quarter 2016		At December 31, 2015	1st Quarter 2015

	Average	At March 31		Average	At March 31

Euro	0.907	0.878	0.919	0.888	0.929

Pound sterling	0.699	0.695	0.674	0.660	0.676

Swiss franc	0.994	0.960	0.995	0.952	0.972

Polish zloty	3.959	3.740	3.917	3.723	3.797

Brazilian real	3.902	3.617	3.960	2.863	3.249

Canadian dollar	1.374	1.295	1.388	1.239	1.277

Argentine peso	14.440	14.680	12.984	8.684	8.809

Turkish lira	2.945	2.821	2.918	2.462	2.615